

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

May 7, 2021

<u>Via E-mail</u>
Tobin Cobb
President and Chief Executive Officer
3650 REIT Commercial Mortgage Securities II LLC
2977 McFarlane Road, Suite 300
Miami, Florida 33133

**Re: 3650 REIT Commercial Mortgage Securities II LLC
Registration Statement on Form SF-3
Filed April 12, 2021
File No. 333-255181**

Dear Mr. Cobb:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>Form of Prospectus</u>

<u>Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans, page 53</u>

1. We note that this risk factor—which is not enclosed in square brackets—contains point-in-time disclosure regarding COVID-19-related economic conditions and related governmental relief measures. Please confirm that, at the time of any offering, you will

update this risk factor to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

Description of the Mortgage Pool—Delinquency Information, page 161

2. We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Pooling and Servicing Agreement

Modifications, Waivers and Amendments, page 282

3. We note your disclosure under "Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans" on page 55 of your prospectus that "[s]ome borrowers may seek forbearance arrangements at some point in the near future, if they have not already made such request" as well as your disclosure under "—Changes to REMIC Restrictions on Loan Modifications and REMIC Rules on Partial Releases May Impact an Investment in the Certificates" on page 123 of your prospectus that "the master servicer or the special servicer may grant certain forbearances (and engage in related modifications) . . . with respect to a mortgage loan in connection with the COVID-19 emergency, which may impact the timing of payments and ultimate recovery on the mortgage loan, and likewise on one or more classes of certificates." We understand that commercial mortgage servicers began granting forbearance and other temporary payment deferral arrangements with greater regularity following the COVID-19 pandemic. However, your form of prospectus does not describe the circumstances under which the master servicer or the special servicer may grant such forbearance arrangements. If applicable, please revise your disclosure to describe any relevant provisions in your transaction agreements governing the master servicer's or the special servicer's granting of such forbearance arrangements.

Advances—P&I Advances, page 255

4. We note your disclosure that the master servicer will be obligated to advance periodic payments that were "due" on the mortgage loans during the related collection period and not timely received. Please revise your disclosure and related transaction agreements, as appropriate, to clarify whether servicing advances are required to be made in respect of periodic payments for any loans that are subject to forbearance or other temporary payment deferral arrangements. Please also clarify the terms on which advances are to be made.

Exhibits

5. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Mark Jefferis, Esq.
        3650 REIT

        Greg Prindle, Esq.
        Cadwalader, Wickersham & Taft LLP